Exhibit 99.11

Moose Mountain Technical Services

March 24, 2010

TO:           Seabridge Gold Inc.

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Seabridge Gold Inc. (the “Company”), to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) of the Company for the year then ended, which is being filed as an exhibit to and incorporated by reference in the 40-F.

I, Jim Gray, P.Eng., on behalf of myself and Moose Mountain Technical Services, hereby consent to the references to, and the information derived from, the following report(s) and to the references, as applicable, to my name and Moose Mountain Technical Services’s name in connection with the following report in the AIF: Kerr-Sulphurets-Mitchell Preliminary Economic Assessment Addendum – 2009 dated September 8, 2009.

Yours truly,

/S/ JIM GRAY
Jim Gray, P.Eng.